July 16, 2008

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: Michelle Roberts (202) 551-6758

RE:

Critical Math Portfolio, a series of Northern Lights Variable Trust
(the “Registrant”)
File No. 333-131820; 811-21853

Dear Ms. Roberts:

On behalf of the Registrant, this letter provides a correction to the responses to the Staff's comments filed on July 11, 2008.  In that earlier letter, in response to your Comment 7, we represented that the power of attorney for Mark Taylor was previously filed in the Registrant's earlier Post-Effective Amendment and that the power of attorney was simply not properly incorporated by reference in Post-Effective Amendment No. 16. We further indicated that proper incorporation by reference would be made in the Registrant's next filing.

Upon further review it was determined that the power for attorney for Mark Taylor was filed for the Northern Lights Funds Trust, an affiliated investment company, but that no power of attorney had been filed for the Registrant.  However, the power of attorney was filed in Post-Effective Amendment No. 17 to the Registrant's Registration Statement on July 14, 2008.  So while the response was inaccurate in our previous letter, the power of attorney has ultimately been filed as requested.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

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The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

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The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please contact me at (513) 352-6725 if you should require any further information.

Sincerely,

JoAnn M. Strasser